Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated July 10, 2014 in connection with their beneficial ownership of Synaptics Inc. Each of Columbia Seligman Communications & Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Martha Skinner
Martha Skinner
Director – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Managing Director and Head of U.S. Operations and Mutual Fund Services

Columbia Seligman Communications & Information Fund

By:	/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President, Chief Legal Officer and Assistant Secretary